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                             May 11, 2020

       Steve Hislop
       President and Chief Executive Officer
       Chuy's Holdings, Inc.
       1623 Toomey Road
       Austin, Texas 78704

                                                        Re: Chuy's Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 5,
2020
                                                            File No. 333-238011

       Dear Mr. Hislop:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg, Staff Attorney at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services